May 11, 2012

VIA EDGAR

Mellissa Campbell Duru

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	AOL Inc.
Definitive Additional Materials
Filed May 2, 2012 and May 3, 2012
File No. 001-34419

Dear Ms. Duru:

On behalf of AOL Inc. (the “Company”), this letter responds to the letter of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), dated May 9, 2012, setting forth a comment to the Definitive Additional Materials filed by the Company with the Securities and Exchange Commission (the “SEC”) on May 2, 2012 and May 3, 2012.

Set forth below is the Staff’s comment, indicated in bold, and the Company’s response.

1.     Please refer to prior comment 2 and provide us with support for the statements which have not been characterized as opinion and a copy of the BIA/Kelsey report from March 2012 to which you refer.

The Company respectfully acknowledges the Staff’s comment and provides the following support for the statements (listed below in italics) in the above-referenced filings which were not characterized as opinion. The Company will also provide to the Staff, on a supplemental basis under separate cover, a copy of the BIA/Kelsey report and certain other third party data sources used by the Company, in each case annotated to show the specific data relied upon by the Company. In accordance with Exchange Act Rule 12b-4, the Company requests that those materials be returned promptly to Gibson, Dunn & Crutcher LLP following completion of Staff’s review thereof.

Statements in the May 2, 2012 Filing:

Bullet points on page 1 and last paragraph on page 2: “high-growth opportunities like The Huffington Post, goviral and Patch” and “investing in high-growth areas, such as Patch”

Mellissa Campbell Duru

Office of Mergers and Acquisitions

Division of Corporation Finance

May 11, 2012

The Company respectfully submits that support for these statements is generally included within the filing itself. For example, the Company stated in its filing that Patch ended the fourth quarter of 2011 with triple-digit year-over-year revenue growth. The Company also stated in its filing that, as of March 2012, Patch had already sold advertising equivalent to over 80% of its revenue for the entire year of 2011. Additionally, the Company advises the Staff as follows:

—	Patch

¡

The BIA/Kelsey report predicts that the US market for local advertising is expected to increase to $38.5 billion by 2016, representing more than 25% of total local ad spending, up from 16% of total local ad spending in 2012 (see hard copy attachment)

¡

The BIA/Kelsey report predicts that, as the US market for local online advertising grows over the next four years, the market for traditional media advertising remains essentially flat (see hard copy attachment)

¡	comScore ranked Patch as the fourth largest local property in March 2012, behind only Yelp, Citygrid and Yahoo! Local (see hard copy attachment)

¡	Barclays Capital predicted in October 2010 that local online advertising is forecasted to grow at a greater rate than the broader online market (see hard copy attachment)

—	The Huffington Post

¡	eMarketer.com predicted that US total media advertising spending is expected to increase from $157.4 billion in 2011 to $178.6 billion in 2015, an increase of over 13% (see hard copy attachment)

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eMarketer.com predicted that US total media advertising spending on the Internet is expected to increase from $31.3 billion in 2011 to $49.5 billion in 2015, an increase of over 58%, greatly outpacing the growth of the larger market (see hard copy attachment)

—	goviral

¡	eMarketer.com predicted that US online advertising with respect to digital video would grow 35% in 2012, 25% in 2013 and 20% in 2014 (see hard copy attachment)

Mellissa Campbell Duru

Office of Mergers and Acquisitions

Division of Corporation Finance

May 11, 2012

¡	eMarketer.com predicted that worldwide online display advertising revenue with respect to digital video would grow 67% in 2012, 48% in 2013 and 53% in 2014 (see hard copy attachment)

Bullet points on page 1 and last paragraph on page 1: “key destination brands” and “a premier portfolio of online brands”

The Company respectfully submits that it is largely self-evident that the Company’s brands are key destinations and constitute a premier portfolio, given their general scale and name recognition. The Company further advises the Staff as follows:

—	comScore listed AOL’s web sites, in the aggregate, as the fifth largest in the US based on unique visitors in March 2012, behind only Google, Microsoft, Yahoo and Facebook (see hard copy attachment)

Last Paragraph on page 1: “more than 200 million consumers…”

The Company advises the Staff as follows:

—	comScore listed AOL’s web sites, in the aggregate, with over 220 million unique global visitors in March 2012 (see hard copy attachment)

Statements in the May 3, 2012 Filing:

First full paragraph: “Starboard is an ‘activist’”

The Company respectfully submits that it is self-evident that Starboard is an activist investor. The Company also advises the Staff that, according to SharkRepellent.net (see hard copy attachment), Starboard and its predecessor have engaged in over 90 different activist campaigns, involving over 75 different target companies. The Company further refers the Staff to the frequent and common references in the financial press to Starboard as an “activist” in just the past month, including: Barron’s on April 5, 2012, April 7, 2012, and April 28, 2012; the CFO Journal on April 16, 2012; Dow Jones Newswires on April 13, 2012, April 19, 2012, April 23, 2012, and April 25, 2012; the Wall Street Journal on April 10, 2012, April 11, 2012, April 16, 2012, and April 27, 2012; and The New York Times on April 9, 2012.

First section of bullet points: “AOL’s current Board and management team have an exemplary capital management record”

The Company respectfully submits that support for these statements is generally included within the filing itself. The Company further calls to the Staff’s attention the fact that the current Board and management team oversaw a repurchase of $250 million of Company

Mellissa Campbell Duru

Office of Mergers and Acquisitions

Division of Corporation Finance

May 11, 2012

stock in 2011 at a price per share that is significantly lower than it is today. Additionally, as publicly stated on the Company’s earnings conference call on May 9, 2012, once the Company receives the proceeds from its recent patent agreement, the current Board and management intends to distribute 100% of those proceeds back to shareholders in the most efficient and expedient way possible. Further, as cited in the filing itself, the current Board and management team have also increased the Company’s cash position by more than $250 million (even excluding proceeds from such patent sale) by, among other things, selling non-core assets and reducing costs.

*****

Please do not hesitate to contact the undersigned at the number listed above with any questions.

Sincerely,

/s/ Elizabeth A. Ising

Elizabeth A. Ising, Esq.

cc:	Jan Woo, Esq., Attorney-Advisor, Securities and Exchange Commission
Damien Atkins, Esq., AOL Inc.
Brian J. Lane, Esq., Gibson, Dunn & Crutcher LLP
David E. Shapiro, Esq., Wachtell, Lipton, Rosen & Katz

May 11, 2012

VIA EDGAR

Mellissa Campbell Duru

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	AOL Inc.
Definitive Additional Materials
Filed May 2, 2012 and May 3, 2012
File No. 001-34419

Dear Ms. Duru:

AOL Inc. (the “Company”) has responded to the letter of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), dated May 9, 2012, setting forth comments to the Definitive Additional Materials filed by the Company with the Securities and Exchange Commission on May 2, 2012 and May 3, 2012 through a letter from Gibson, Dunn & Crutcher LLP dated May 11, 2012. This letter is submitted in connection with the response letter submitted by Gibson, Dunn & Crutcher LLP on the Company’s behalf.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

Mellissa Campbell Duru

Office of Mergers and Acquisitions

Division of Corporation Finance

May 11, 2012

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (212) 206-4457 with any questions.

Sincerely,

/s/ Damien Atkins

Damien Atkins, Esq.

Vice President, Deputy General Counsel

cc:	Jan Woo, Esq., Attorney-Advisor, Securities and Exchange Commission
Elizabeth A. Ising, Esq., Gibson, Dunn & Crutcher LLP
Brian J. Lane, Esq., Gibson, Dunn & Crutcher LLP
David E. Shapiro, Esq., Wachtell, Lipton, Rosen & Katz